FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For July 11, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                            Form 40-F
                         ---                                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                       No  X
                        ---                                      ---

                               INDEX TO EXHIBITS

Item
----
1.  AerCo Limited Monthly Report to Noteholders for July 2002.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: July 11, 2002


                                           AERCO LIMITED


                                           By: /s/ Sean Brennan
                                              ----------------------------------
                                              Name:  Sean Brennan
                                              Title: Attorney-in-Fact

                                                                         Item 1


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Month                                            July-02
Payment Date                                     15th of each month
Convention                                       Modified Following Business Day
Current Payment Date                             15-Jul-02
Current Calculation Date                         9-Jul-02
Previous Payment Date                            17-Jun-02
Previous Calculation Date                        11-Jun-02

------------------------------------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

------------------------------------------------------------------------------------------------------------------------------------
                                                                   Prior         Deposits         Withdrawals      Balance on
                                                                  Balance                                        Calculation Date
                                                                 11-Jun-02                                          9-Jul-02
------------------------------------------------------------------------------------------------------------------------------------
Expense Account                                                 1,456,502.01    8,542,376.68    (5,423,661.38)      4,575,217.31
Collection Account                                            101,254,577.94   13,486,668.83   (19,199,175.94)     95,542,070.83
Aircraft Purchase Account                                                  -               -                -                  -

 - Liquidity Reserve cash balance                              82,055,402.00      300,000.00                -      82,355,402.00
------------------------------------------------------------------------------------------------------------------------------------
Total                                                         102,711,079.95   29,639,313.78   (36,321,329.35)    100,117,288.14
------------------------------------------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                                   -
Interest Income                                                                                                                -
Aircraft Purchase Payments                                                                                                     -
Economic Swap Payments                                                                                                         -
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                            -
------------------------------------------------------------------------------------------------------------------------------------


3. Analysis of Expenses Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                        1,456,502.01
Transfer from Collection Account on previous Payment Date                                                           8,538,952.46
Permitted Aircraft Accrual                                                                                                     -
Interim Transfer from Collection Account                                                                                       -
Interest Income                                                                                                         3,424.22
Balance on current Calculation Date
 - Payments on previous payment date                                                                               (4,919,860.52)
 - Interim payments                                                                                                  (503,800.86)
 - Other
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                 4,575,217.31
------------------------------------------------------------------------------------------------------------------------------------


4. Analysis of Collection Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                      101,254,577.94
Collections during period                                                                                          13,486,668.83
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                         (4,543,497.99)
 - Permitted Aircraft Modifications                                                                                            -
Interim Transfer to Expense Account                                                                                            -
Net Swap payments on previous Payment Date                                                                         (3,995,454.47)
Aggregate Note Payments on previous Payment Date                                                                  (10,660,223.48)
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                95,542,070.83
------------------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                   30,000,000.00
Second Collection Account Reserve                                                                                  35,000,000.00
Cash Held
 - Security Deposits                                                                                               17,355,402.00
                                                                                                              ----------------------
 Liquidity Reserve Amount                                                                                          82,355,402.00
                                                                                                              ----------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                                15-Jul-02
Current Calculation Date                            9-Jul-02
Previous Payment Date                               17-Jun-02
Previous Calculation Date                           11-Jun-02

------------------------------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                        100,117,288.14
Liquidity Reserve Amount                                                         (82,355,402.00)
                                                                              -----------------
Available Collections                                                             17,761,886.14
                                                                              =================

4. Analysis of Collection Account Activity (Continued)
------------------------------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)        Total Required Expense Amount                                           6,000,000.00
(II) a)    Class A Interest but excluding Step-up                                  1,504,113.03
     b)    Swap Payments other than subordinated swap payments                     3,422,068.18
(iii)      First Collection Account top-up (Minimum liquidity reserve $30 m)      30,000,000.00
(iv)       Class A Minimum principal payment                                                  -
(v)        Class B Interest                                                          279,918.25
(vi)       Class B Minimum principal payment                                           7,086.80
(vii)      Class C Interest                                                          436,796.14
(viii)     Class C Minimum principal payment                                                  -
(ix)       Class D Interest                                                          708,333.33
(x)        Class D Minimum principal payment                                                  -
(xi)       Second collection account top-up                                       52,355,402.00
(xii)      Class A Scheduled principal                                                        -
(xiii)     Class B Scheduled principal                                               541,335.97
(xiv)      Class C Scheduled principal                                               426,806.28
(xv)       Class D Scheduled principal                                                        -
(xvi)      Permitted accruals for Modifications                                               -
(xvii)     Step-up interest                                                          219,722.22
(xviii)    Class A Supplemental principal                                          4,215,705.93
(xix)      Class E Primary Interest                                                           -
(xx)       Class B Supplemental principal                                                     -
(xxi)      Class A Outstanding Principal                                                      -
(xxii)     Class B Outstanding Principal                                                      -
(xxiii)    Class C Outstanding Principal                                                      -
(xxiv)     Class D Outstanding Principal                                                      -
(xxv)      Subordinated Swap payments                                                         -
                                                                                ----------------
           Total Payments with respect to Payment Date                           100,117,288.14
           less collection Account Top Ups (iii) (b) and (xi) (b) above           82,355,402.00
                                                                                ----------------
                                                                                  17,761,886.14
                                                                                ================

------------------------------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                                                15-Jul-02
Current Calculation Date                                            9-Jul-02
Previous Payment Date                                               17-Jun-02
Previous Calculation Date                                           11-Jun-02

------------------------------------------------------------------------------------------------------------------------------------
5. Payments on the Notes by Subclass

-------------------------------------------------------------------------------------------------------
                                             Subclass        Subclass        Subclass       Total
Floating Rate Notes                            A-2             A-3             A-4         Class A

-------------------------------------------------------------------------------------------------------
Applicable LIBOR                              1.84000%        1.84000%        1.84000%
Applicable Margin                              0.3200%         0.4600%         0.5200%
Applicable Interest Rate                      2.16000%        2.30000%        2.36000%
Day Count                                      Act/360         Act/360         Act/360
Actual Number of Days                               28              28              28
Interest Amount Payable                     221,802.82    1,010,722.22      271,587.99
Step-up Interest Amount Payable                     NA      219,722.22              NA
-------------------------------------------------------------------------------------------------------
Total Interest Paid                         221,802.82    1,230,444.44      271,587.99    1,723,835.25
-------------------------------------------------------------------------------------------------------

Expected Final Payment Date                  15-Dec-05       15-Jun-02       15-May-11
Excess Amortisation Date                     17-Aug-98       15-Feb-06       15-Aug-00

-------------------------------------------------------------------------------------------------------
Original Balance                        290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal Balance   132,025,487.41  565,000,000.00  147,959,557.46  844,985,044.87
-------------------------------------------------------------------------------------------------------
Extended Pool Factors                           59.75%         100.00%          85.34%
Pool Factors                                    48.28%         100.00%          74.37%
-------------------------------------------------------------------------------------------------------
Minimum Principal Payment                            -               -               -               -
Scheduled Principal Payment                          -               -               -               -
Supplemental Principal Payment                       -    4,215,705.93               -    4,215,705.93
-------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                  -               -               -    4,215,705.93
-------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                      -
- amount allocable to premium

-------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance   132,025,487.41  565,000,000.00  147,959,557.46  840,769,338.94
-------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
                                              Subclass        Subclass        Total
Floating Rate Notes                             B-1             B-2          Class B

----------------------------------------------------------------------------------------
Applicable LIBOR                                1.84000%       1.84000%
Applicable Margin                                0.6000%        1.0500%
Applicable Interest Rate                        2.44000%       2.89000%
Day Count                                        Act/360        Act/360
Actual Number of Days                                 28             28
Interest Amount Payable                       123,504.20     156,414.06
Step-up Interest Amount Payable                       NA             NA
----------------------------------------------------------------------------------------
Total Interest Paid                           123,504.20     156,414.06      279,918.25
----------------------------------------------------------------------------------------

Expected Final Payment Date                    15-Jul-13      15-Jun-08
Excess Amortisation Date                       17-Aug-98      15-Aug-00

----------------------------------------------------------------------------------------
Original Balance                           85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance      65,078,323.10  69,586,086.04  134,664,409.14
----------------------------------------------------------------------------------------
Extended Pool Factors                             85.32%         99.48%
Pool Factors                                      79.02%         98.11%
----------------------------------------------------------------------------------------
Minimum Principal Payment                       3,424.79       3,662.01        7,086.80
Scheduled Principal Payment                   261,607.63     279,728.34      541,335.97
Supplemental Principal Payment                         -              -               -
----------------------------------------------------------------------------------------
Total Principal Distribution Amount           265,032.42     283,390.35      548,422.77
----------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium

----------------------------------------------------------------------------------------
Closing Outstanding Principal Balance      64,813,290.68  69,302,695.69  134,115,986.37
----------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
                                           Subclass        Subclass       Total
Floating Rate Notes                           C-1            C-2          Class C

------------------------------------------------------------------------------------
Applicable LIBOR                            1.84000%       1.84000%
Applicable Margin                            1.3500%        2.0500%
Applicable Interest Rate                    3.19000%       3.89000%
Day Count                                    Act/360        Act/360
Actual Number of Days                             28             28
Interest Amount Payable                   201,303.44     235,492.70
Step-up Interest Amount Payable                   NA             NA
------------------------------------------------------------------------------------
Total Interest Paid                       201,303.44     235,492.70      436,796.14
------------------------------------------------------------------------------------

Expected Final Payment Date                15-Jul-13      15-Jun-08
Excess Amortisation Date                   17-Aug-98      15-Aug-00
------------------------------------------------------------------------------------
Original Balance                       85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance  81,134,391.39  77,834,532.73  158,968,924.12

------------------------------------------------------------------------------------
Extended Pool Factors                         99.01%         99.18%
Pool Factors                                  95.15%         96.99%
------------------------------------------------------------------------------------
Minimum Principal Payment                          -              -               -
Scheduled Principal Payment               219,538.57     207,267.71      426,806.28
Supplemental Principal Payment                     -              -               -
------------------------------------------------------------------------------------
Total Principal Distribution Amount       219,538.57     207,267.71      426,806.28
------------------------------------------------------------------------------------
Redemption Amount                                  -              -
- amount allocable to principal                    -              -
- amount allocable to premium                      -              -
------------------------------------------------------------------------------------
Closing Outstanding Principal Balance  80,914,852.82  77,627,265.02  158,542,117.84
------------------------------------------------------------------------------------

-----------------------------------------------------

Fixed Rate Notes                             D-2

-----------------------------------------------------
Applicable Interest Rate                    8.50000%
Day count                                   30 / 360
Number of Days                                    30
Interest Amount Payable                   708,333.33
-----------------------------------------------------
Total Interest Paid                       708,333.33
-----------------------------------------------------
Expected Final Payment Date                15-Mar-14
Excess Amortisation Date                   15-Jul-10
-----------------------------------------------------
Original Balance                      100,000,000.00
Opening Outstanding Principal Balance 100,000,000.00
-----------------------------------------------------
Extended Pool Factors                        100.00%
Expected Pool Factors                        100.00%
-----------------------------------------------------
Extended Amount                                    -
Expected Pool Factor Amount                        -
Surplus Amortisation
-----------------------------------------------------
Total Principal Distribution Amount                -
-----------------------------------------------------
Redemption Amount                                  -
- amount allocable to principal                    -
                                      ---------------
- amount allocable to premium                      -
-----------------------------------------------------
Closing Outstanding Principal Balance 100,000,000.00
-----------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                               15-Jul-02
Current Calculation Date                            9-Jul-02
Previous Payment Date                              17-Jun-02
Previous Calculation Date                          11-Jun-02

---------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                   15-Jul-01
End of Interest Accrual Period                     15-Aug-01
Reference Date                                     11-Jul-01

---------------------------------------------------------------------------------------------------------------

                                             A-2      A-3       A-4       B-1       B-2       C-1       C-2

---------------------------------------------------------------------------------------------------------------
Applicable LIBOR                          1.83875%  1.83875%  1.83875%  1.83875%  1.83875%  1.83875%  1.83875%
Applicable Margin                          0.3200%   0.4600%   0.5200%   0.6000%   1.0500%   1.3500%   2.0500%
Applicable Interest Rate                   2.1588%   2.2988%   2.3588%   2.4388%   2.8888%   3.1888%   3.8888%
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------

Fixed Rate Notes                             D-1

---------------------------------------------------
Actual Pool Factor                         100.00%
---------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

------------------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                      A-2        A-3          A-4        B-1        B-2        C-1        C-2

------------------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance    132,025.49  565,000.00  147,959.56  65,078.32  69,586.09  81,134.39  77,834.53
Total Principal Payments                          -           -           -     265.03     283.39     219.54     207.27
Closing Outstanding Principal Balance    132,025.49  565,000.00  147,959.56  64,813.29  69,302.70  80,914.85  77,627.27

Total Interest                               221.80    1,230.44      271.59     123.50     156.41     201.30     235.49
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%    0.0000%    0.0000%    0.0000%

------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------

(b) Fixed Rate Notes                         D-2

----------------------------------------------------

Opening Outstanding Principal Balance    100,000.00
Total Principal Payments                          -
Closing Outstanding Principal Balance    100,000.00

Total Interest                               708.33
Total Premium                                     -

----------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------